SEC
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Section
AUG 31 2016
Washington DC
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16021868

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2015 (MM/DD/YY) AND ENDING 6/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4416 Lockhill Selma Rd.
(No. and Street)

Shavano Park (City) Texas (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E. Suite 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, as of August 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JESSICA L. WHITE
NOTARY PUBLIC
STATE OF TEXAS
ID# 4186142
EXPIRES 4-24-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAMPION GROUP, INC.

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

June 30, 2016

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2016

TABLE OF CONTENTS

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company) as of June 30, 2016, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information related to the Possession or Control Requirements Under Rule 15c3-3, and Reconciliation of Net Capital Under Rule 15c3-1 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Darilek Butler

San Antonio, Texas
August 29, 2016

THE CHAMPION GROUP, INC.

Statement of Financial Condition
As of June 30, 2016

ASSETS		
Current Assets:		
Cash	$	59,632
Accounts Receivable - Commissions		15,632
Accounts Receivable - Employees		16,234
Prepaid Expenses		59,692
Total Current Assets		151,190
Fixed Assets:		
Office Equipment		11,396
Furniture & Fixtures		6,964
Leasehold Improvements		890
Total Fixed Assets		19,250
Accumulated Depreciation		17,640
		1,610
Other Assets:		
Deferred Tax Asset		6
Investments, at Fair Value (cost: $8,100)		19,401
		19,407
TOTAL ASSETS	$	172,207
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	9,896
Accrued Liabilities		11,385
Commissions Payable		8,961
Income Tax Payable		330
Total Current Liabilities		30,572
Total Liabilities		30,572
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		111,500
Other Comprehensive Income		11,301
Retained Earnings		15,334
Total Stockholders' Equity		141,635
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	172,207

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Loss
For the Year Ended June 30, 2016

Revenues	
Commission Income	$ 2,167,034
Interest Income	18
Other Income	1,079
	2,168,131
Expenses	
Advertising	4,170
Business Promotion	43,045
Commissions	1,610,183
Contract Labor	22,556
Depreciation	1,345
Dues and Subscriptions	3,176
Other Taxes	3,630
Insurance - Medical	69,407
Insurance - Liability	7,688
Licenses and Examination Fees	31,897
Office	48,993
Payroll Taxes	115,969
Postage and Shipping	1,433
Professional Fees	45,416
Salaries	148,610
Storage and Equipment Rental	2,952
Training and Education	3,861
Travel and Entertainment	5,450
Other Expenses	1,446
	2,171,227
Income (Loss) Before Provision for Income Taxes	(3,096)
Benefit (Provision) for Income Taxes	
Current	(330)
Deferred	413
Total Income Tax Benefit	83
Net Loss	$ (3,013)

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - July 1, 2015	$ 3,500	$ 111,500	$ 18,347	$ 6,543	$ 139,890
Net Loss	-	-	(3,013)	-	(3,013)
Unrealized Gain on Investments	-	-	-	4,758	4,758
Balance - June 30, 2016	$ 3,500	$ 111,500	$ 15,334	$ 11,301	$ 141,635

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Cash Flows
For the Year Ended June 30, 2016

Cash Flows from Operating Activities		
Net Loss	$	(3,013)
Adjustments to Reconcile Net Loss to Cash Provided (Used) by Operating Activities		
Depreciation		1,345
Loss on Sale of Fixed Assets		297
(Increase) Decrease in:		
Accounts Receivable - Commission		(7,978)
Accounts Receivable - Employees		(10,884)
Prepaid Expenses		(29,347)
Deferred Tax Asset		(6)
Increase (Decrease) in:		
Accounts Payable		(24,245)
Accrued Liablities		(1,266)
Commissions Payable		4,615
Income Tax Payable		(1,505)
Deferred Tax Liability		(407)
Net Cash Used In Operating Activities		(72,394)
Cash Flows from Investing Activities		
Sale of Investment		70
Net Cash Provided by Investing Activities		70
Net Decrease in Cash		(72,324)
Cash Balance - June 30, 2015		131,956
Cash Balance - June 30, 2016	$	59,632

Supplemental Disclosure

Cash Paid for Interest	$	4
Cash Paid for Income Taxes	$	1,835

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2016

Note A – General Information

Nature of Operations

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988. The company is engaged in the broker/dealership of direct participation programs and general securities. The Company is also registered to sell mutual funds on a commission basis. The Company does not hold customer securities or have customer accounts.

Note B – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2016 was $1,345.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. The broker accrues commissions payable associated with commissions receivable. As of June 30, 2016, the Company had commissions receivable and commissions payable of $15,632 and $8,961, respectively.

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years before June 30, 2012.

Advertising Costs

Advertising costs are expensed as incurred and were $4,170 during the year ending June 30, 2016.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2016. Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note C – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities, phone/internet services, copier services, and postage at no charge. During the year ended June 30, 2016, the Company received commissions totaling $2,164,425 from the sale of joint venture interests issued by Combined.

At times throughout the year, loans are made to employees. The ending Accounts Receivable-Employees balance as of June 30, 2016 was $16,234.

Note D – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax Expense (Benefit) at Statutory Rate	$	(464)
Permanent Differences		381
Temporary Differences		413
Net Current Tax Expense (Benefit)	$	330

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Differences - Depreciation	$	196
Temporary Differences - Charitable Contributions		173
	$	369

The components of the deferred tax asset (liability) are as follows:

Temporary Differences - Depreciation	$	(227)
Temporary Differences - Charitable Contributions		233
	$	6

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note C). During 2016, commissions from the sale of joint venture interests that Combined issued aggregated $2,164,425, or 99.9% of total commission income.

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2016, the Company had net capital of $54,521, which was $49,521 in excess of its required net capital of $5,000. The Company's net capital ratio was .5607 to 1 (see Schedule I).

Note G– Subordinated Borrowings

There are no subordinated borrowings that are used in computing net capital under the SEC's uniform net capital rule.

Note H – Reserve Requirements and information relating to the possession or control requirements for broker-dealers

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the company operates pursuant to the exemptive provisions of SEC rule 14c3-3(k)(2)(i). The company does not hold customer funds or securities.

Note I– Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2016.

Note J – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at Broadway Bank and IBC Bank located in Texas. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation. At June 30, 2016, the Company's uninsured cash balances total $0.

Note K – Proposed Accounting Changes

Effective January 1, 2018, the Company will be required to adopt the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The Company with be required to adopt Topic 606 either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance application.

Note K – Proposed Accounting Changes (Continued)

If the Company elects the modified retrospective approach, it will be required to provide additional disclosures of the amount by which each financial statement line item is affected in the current reporting period, as compared to the guidance that was in effect before the change, and an explanation of the reasons for significant changes. The Company has not yet completed its assessment of the impact of the new guidance on its financial statements.

Note L – Subsequent Events

The Company has evaluated subsequent events through August 29, 2016, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2016

Net Capital and Computation of Basic Net Capital Requirements	
Total Stockholder's Equity	$ 141,591
Plus: Allowable Liability	38
Less: Nonallowable Assets	(84,198)
Net Capital before Haircuts on Securities	57,431
Haircuts on Securities	(2,910)
Net Capital	54,521
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 49,521
Aggregate Indebtness	
Items Included in the Statement of Financial Condition:	
Accounts Payable	$ 21,281
Commission Payable	8,961
Tax Liabilities	330
Total Aggregate Indebtedness	$ 30,572
Ratio: Aggregate Indebtedness to Net Capital	.5607 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2016

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 54,521
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 54,521

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Champion Group, Inc.
San Antonio, Texas

We have reviewed management's statements, included in the accompanying financial statements on page 14, in which (1) The Champion Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Darilek Butler

San Antonio, Texas

August 29, 2016

Agreed-Upon Procedures Report

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Stockholders
The Champion Group, Inc.
San Antonio, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2016, which were agreed to by The Champion Group, Inc. ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of those procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check #1418 dated 1/31/2016 – QuickBooks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger for the period from July 2015 through June 2016] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger] supporting the adjustments noted no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

A Limited Liability Company • Members AICPA PCPS and TSCPA

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
August 29, 2016

Padgett Stratemann (signature)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **6/30/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040417 FINRA JUN
THE CHAMPION GROUP INC
401 E SONTERRA BLVD STE 215
SAN ANTONIO TX 78258-4314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
C David Gartley 210 490 1482

2. A. General Assessment (item 2e from page 2) $ 1392
B. Less payment made with SIPC-6 filed (**exclude interest**) (719)
2/4/16
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 673
E. Interest computed on late payment (see instruction E) for______days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 673
G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 673
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of______________, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2015**
and ending **6/30/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2173186
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2173186
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1610183
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6134
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4
Total deductions	1616321
2d. SIPC Net Operating Revenues	$ 556865
2e. General Assessment @ .0025	$ 1392

(to page 1, line 2.A.)

THE
CHAMPION
GROUP

SEC
Mail Processing
Section
AUG 31 2016
Washington DC
409

August 30, 2016

To Whom It May Concern:

Enclosed, please find a copy of our annual audit. Should you have any questions regarding this matter, please feel free to contact me at (210) 490-1482.

Sincerely,

C. David Gartley
President

Enclosure

jlw

4416 Lockhill Selma Rd. Shavano Park, Texas 78249
www.championgroup.com · (210) 490-1482 · 1-800-749-2799 · Fax (210) 494-1099